UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact name of registrant as specified in its charter)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Alcaldía Álvaro Obregón
01219 Mexico City
Telephone: +(52) 55-5257-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing five (5) Series B shares

Series B shares, par value Ps.3.780782962 each

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 132*

* Pursuant to the concurrent cash tender offers in Mexico (the “Mexican Offer”) and the United States (the “U.S. Offer” and, together with the Mexican Offer, the “Tender Offers”) to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs”), in each case other than any Series B Shares or ADSs owned, directly or indirectly, by Banco Santander, S.A. (“Banco Santander”), Banco Santander acquired a total of 244,306,313 Series B Shares, including Series B Shares represented by ADSs. Following the expiration of the Tender Offers, Santander Mexico has fewer than 300 record holders. Pursuant to Mexican law, Banco Santander and Santander Mexico will incorporate a repurchase trust (fideicomiso) (a “Repurchase Trust”) on the date of the deregistration of the Series B Shares with the Mexican National Securities Registry of the Comisión Nacional Bancaria y de Valores. Holders of Series B Shares that remain outstanding following completion of the Tender Offers will have the right, but not the obligation, to sell their Series B Shares to the Repurchase Trust at any time during a period of six (6) months from the date the Repurchase Trust is incorporated for the same cash consideration that they would have received during the Mexican Offer in respect of their Series B Shares (the “Statutory Sell-out”). The Statutory Sell-out will be treated as a six-month subsequent offering period to the U.S. Offer. Under Mexican law and regulations, the Statutory Sell-out will not be treated as a tender offer in Mexico or a subsequent offering period of the Mexican Offer. The number of record holders is expected to decrease as a result of sales of Series B Shares to the Repurchase Trust.

Pursuant to the requirements of the Securities Exchange Act of 1934, Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Banco Santander México, S.A., Institución De Banca Múltiple, Grupo Financiero Santander México

Dated: May 5, 2023	By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations